Exhibit 99.27
CERTIFICATE
As the author of a portion of this report for Wheaton River Minerals, on the Amapari project in Amapá State, Brazil, I, Kenneth A. Grace, hereby certify that:
1.	I was retained to carry out this assignment by
Micon International Limited
Suite 900, 390 Bay Street
Toronto, Ontario
M5H 2Y2
tel. (416)-362-5135
fax (416)-362-5763.
2.	I hold the following academic qualifications:
B.Sc. (Geology and Geochemistry), University of Cape Town — 1959.
M.Sc. (Geology), New Mexico Institute of Mining and Technology —1965.
3.	I am a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of British Columbia; as well, I am a member in good standing of several other technical associations and societies, including:
The Australasian Institute of Mining and Metallurgy (Fellow).
The Society of Economic Geologists (Fellow).
The Institution of Mining and Metallurgy (Member).
The Canadian Institute of Mining, Metallurgy and Petroleum (Member).
The Society for Mining, Metallurgy and Exploration (Member).
4.	I have worked as a geologist and geological engineer in the minerals industry for over 45 years.

5.	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person, as defined in NI 43-101, for this assignment.

6.	I visited the properties during the period April 8th to 11th, 2003 and visited the office of EBX Gold Inc. at that time and also between June 30th and My 3rd, 2003.

7.	I am responsible for the preparation of Sections 4.0 through 15.0 and portions of Sections 17.1, 17.2 and 18.1 of the report titled “Review of the Amapari Project, Amapá State, Brazil”, and dated September, 2003, relating to the Amapari properties (the “Technical Report”).

8.	I am independent of the parties involved in the transaction for which this report is required, as defined in Section 1.4 of NI 43-101;

9.	I have had no prior involvement with the mineral properties in question.

10.	I have read NI 43-101 and, the Technical Report and I hereby certify that the Technical Report has been prepared in accordance with NI 43-101 and meets the form requirements of Form 43-101 Fl;

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading;
Dated this 26th day of Sept, 2006

/s/ Kenneth A. Grace
Kenneth A. Grace, P.Eng.

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